Lightspeed Announces Fourth Quarter and Full Year 2026 Financial Results and Provides Outlook for Fiscal 2027
Fourth quarter revenue of $290.8 million and gross profit of $129.1 million increased 15% year-over-year, above outlook
Cash flow from operating activities of $55.5 million and Adjusted Free Cash Flow1 of $18.2 million in the fiscal year
Across retail in North America and hospitality in Europe:
Revenue grew 24% year-over-year, GTV grew 19% year-over-year and ~3,200 net Customer Locations added in the quarter
Lightspeed's Board authorized renewal of normal course issuer bid for repurchase of up to ~10% of public float2
Lightspeed reports in US dollars and in accordance with IFRS Accounting Standards.
MONTREAL, May 21, 2026, /PRNewswire/ - Lightspeed Commerce Inc. (NYSE: LSPD) | (TSX: LSPD) ("Lightspeed" or the "Company"), the unified omnichannel platform powering ambitious retail, golf, and hospitality businesses in over 100 countries, today announced financial results for the three months and fiscal year ended March 31, 2026.
"Year one of our multi-year transformation was a resounding success with both Customer Location growth and GTV accelerating every quarter during the year," said Dax Dasilva, Founder and CEO. "Throughout this transformation, Lightspeed continued to invest in the capabilities that matter most to the businesses we serve, distinguishing the platform as the go-to solution for our complex retail and hospitality customers."
"In Fiscal 2026, Lightspeed delivered significant operational and financial progress, marked by expanding margins and positive Adjusted Free Cash Flow," said Asha Bakshani, CFO. "Backed by a strong balance sheet and improving profitability, we remain focused on driving long-term shareholder value, including through the renewal of our normal course issuer bid."
Fourth Quarter Financial Highlights
(All comparisons are relative to the three-month period ended March 31, 2025 unless otherwise stated):
•Total revenue of $290.8 million, an increase of 15% year-over-year.
•Transaction-based revenue of $185.3 million, an increase of 17% year-over-year.
•Subscription revenue of $93.3 million, an increase of 6% year-over-year.
•Net loss of ($28.6) million, or ($0.20) per share, as compared to a net loss of ($575.9) million, or ($3.79) per share. Net loss in the comparable period includes a non-cash goodwill impairment charge of ($556.4) million. After adjusting for certain items, such as share-based compensation, the Company delivered Adjusted Income1 of $11.5 million, or $0.08 per share1 as compared to Adjusted Income1 of $15.0 million, or $0.10 per share1.
•Adjusted EBITDA1 of $15.1 million up from Adjusted EBITDA1 of $12.9 million.
•Cash flows used in operating activities of ($11.4) million as compared to cash flows used in operating activities of ($9.9) million, and Adjusted Free Cash Flow1 used of ($13.0) million as compared to Adjusted Free Cash Flow1 used of ($9.3) million.
•As at March 31, 2026, Lightspeed had $453.9 million in cash and cash equivalents.

Full Fiscal Year Financial Highlights
(All comparisons are relative to the full fiscal year ended March 31, 2025 unless otherwise stated):
•Total revenue of $1,227.0 million, an increase of 14% year-over-year.
•Transaction-based revenue of $815.1 million, an increase of 17% year-over-year.
•Subscription revenue of $370.7 million, an increase of 8% year-over-year.
1 Non-IFRS measure or ratio. See the section entitled "Non-IFRS Measures and Ratios" and the reconciliation to the most directly comparable IFRS measure or ratio.
2 Public float as of May 11, 2026. See the section entitled "Renewal of Normal Course Issuer Bid" for more information.

•Net loss of ($144.4) million, or ($1.04) per share, as compared to a net loss of ($667.2) million, or ($4.34) per share. Net loss in the comparable period includes a non-cash goodwill impairment charge of ($556.4) million. After adjusting for certain items, such as share-based compensation, the Company delivered an Adjusted Income1 of $61.9 million, or $0.44 per share1 as compared to an Adjusted Income1 of $69.5 million or $0.45 per share1.
•Adjusted EBITDA1 of $72.5 million up from Adjusted EBITDA1 of $53.7 million.
•Cash flows from operating activities of $55.5 million as compared to cash flows used in operating activities of ($32.8) million, and Adjusted Free Cash Flow1 of $18.2 million as compared to Adjusted Free Cash Flow1 used of ($11.2) million.

Fourth Quarter Operational Highlights
•Lightspeed announced key product releases during the quarter:
◦Integration of Faire with Lightspeed Wholesale which will give Lightspeed retailers direct access to over 100,000 lifestyle, home decor, apparel and jewelry brands on Faire's B2B platform.
◦AI-driven brand recommendations in Marketplace now surfaces personalized brand suggestions based on a buyer's profiles, recent orders, and existing brand connections, expanding discovery and opening new revenue opportunities for brands on Lightspeed Marketplace.
◦AI-powered Optical Character Recognition (OCR) tool transforms tedious manual inventory entry into an automated process in Lightspeed Retail.
◦AI menu imports allowing restaurants to easily digitize menus using photos of printed menus, online documents, or even sketch notes, significantly reducing the set up time for new customers.
◦New promotion engine within Order Anywhere lets restaurateurs create time-limited promotions and BOGO offers without creating a manual workaround.
•For the quarter, Lightspeed's growth engines of retail in North America and hospitality in Europe continued their impressive performance with total revenue growing 24% year-over-year, software revenue increasing 9% year-over-year, GTV3 up 19% year-over-year, and GPV3 as a percentage of GTV of 46% up from 41% last year. Customer Locations3 within these growth engines increased by approximately 3,200 from the previous quarter, and were up 11% year-over-year to approximately 97,000. Lightspeed ended the quarter with total Customer Locations of approximately 150,000, up year-over-year. For the year, Lightspeed's total revenue in Lightspeed's growth engines grew 24%, software revenue increased 15% year-over-year, and GTV was up 15% year-over-year.
•Total ARPU3 increased 10% to ~$602 from ~$545 in the same quarter last year driven by expanding adoption of our payments offering, innovative new software modules and signing more high-GTV customers. Subscription ARPU increased 4% year-over-year. Subscription ARPU growth was impacted by a growing portion of customers opting for annual plans.
•Total GTV was $22.9 billion, up 11% year-over-year from $20.6 billion in the same quarter last year, with a growing portion processed through the Company's payments solutions. GPV increased 22% to $9.6 billion from $7.9 billion in the same quarter last year. GPV as a percentage of GTV was 42% in the quarter.
•Gross profit in the quarter of $129.1 million increased 15% year-over-year. Overall gross margin was 44%, compared to 44% in the same quarter last year. Subscription gross margin grew to 87% in the quarter from 81% in the same quarter last year driven by optimization of headcount and spend in addition to a non-recurring rebate from a cloud vendor. Transaction-based gross margin rose to 31% from 29% last year.
•Lightspeed Capital showed strong growth with revenue increasing 73% year-over-year.
3 Key Performance Indicator. See the section entitled "Key Performance Indicators".

•Notable customer wins in North America include:
◦Oshima Surf & Skate, a multi-location sportswear retailer in Hawaii and an avid NuORDER by Lightspeed user, chose Lightspeed Retail for an all-in-one system to manage their complex inventory and ordering needs.
◦AERIN, a refined luxury lifestyle brand with stores in New York and Palm Beach, chose Lightspeed for its integrations and multi-location functionality.
◦RedWater Golf, with eight courses and five indoor golf simulators in Michigan, joined Lightspeed.
◦Within NuORDER by Lightspeed, we added new brands, including Nixon, Proenza Schouler, and BBC International, a distributor for leading footwear brands.
•Among hospitality customers in Europe, we welcomed:
◦Gaucho, the growing Argentinian steakhouse chain operating in the UK with 19 restaurants, has selected Lightspeed Restaurant with KDS and Advanced Insights to replace a legacy system.
◦Novikov in London joins Lightspeed Restaurant to operate its three-in-one restaurant concept.
◦Osmans Töchter, the acclaimed Berlin restaurant offering modern Turkish cuisine.
•Lightspeed appointed Leslie Martin as Chief Strategy and Transformation Officer. Leslie will lead our internal transformation office and ensure our multi-year growth strategy is tightly linked with continued disciplined execution. Most recently a Partner at Boston Consulting Group, Leslie joins us with 18 years of experience focusing on corporate and portfolio strategy development and performance turnarounds. Her strategic acumen and value-creation experience will be a vital contribution to the continued delivery of our sustainable, profitable growth rooted in long-term merchant value.
•After the quarter, Lightspeed announced the sale of its non-core Upserve U.S. hospitality product line ("Upserve") to Skyview Equity for total cash consideration of up to $81 million, $37 million of which is subject to an earnout. The divestiture is consistent with Lightspeed’s strategy to streamline its portfolio and concentrate on its two core growth engines of retail in North America and hospitality in Europe.
•Given the ongoing confidence in Lightspeed's strategic plan and its strong financial position, Lightspeed's Board has approved the renewal of its normal course issuer bid for the repurchase of up to ~10% of the Company's public float2 as part of an overall share repurchase authorization for up to $400 million.
Financial Outlook4
The following outlook supersedes all prior statements made by the Company and is based on current expectations. Lightspeed has updated its three-year targets based on the divestment of Upserve. The table below outlines these changes5:

		Initial		Updated to exclude Upserve
		FY28 Estimation[5]	FY25-28 CAGR[5]	FY28 Estimation[5]	FY25-28 CAGR[5]
Consolidated	Gross profit	~$700M	~15-18%	~$665M-$685M
	Gross margin	~42-45%		~43-46%
	Adjusted EBITDA[1]	~20% of gross profit[1]	~35%	~20% of gross profit[1]
	Adjusted Free Cash Flow[1]	~$100M		~$95M
Growth Engines (primarily retail customers in North America and hospitality customers in Europe)	Gross profit		~20-25%		~20-25%
	Net Customer Locations		~10-15%		~10-15%
4 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the headings "Forward-Looking Statements", "Financial Outlook Assumptions" and "Long-Term Financial Outlook" of this press release.
5 Financial outlook, please see the section entitled "Long-Term Financial Outlook" in this press release for the assumptions, risks and uncertainties related to Lightspeed's financial outlook, and the section entitled "Forward-Looking Statements".

For Fiscal 2027, Lightspeed's outlook will include revenue organic growth and gross profit organic growth that excludes the revenue and gross profit contribution from Upserve for the period from April 28, 2025 to March 31, 2026. The table below outlines this impact for the first quarter of Fiscal 2026 and for the full year Fiscal 20266:

(expressed in millions of US dollars)	FY26 Q1	Fiscal 2026
	$	$
Revenue	305	1,227
Gross profit	129	527

Upserve revenue from April 28, 2025 to March 31, 2026	29	129
Upserve gross profit from April 28, 2025 to March 31, 2026	5	24

Revenue organic[6]	276	1,098
Gross profit organic[6]	124	503
First Quarter Fiscal 2027
•Revenue of $305 million to $315 million representing revenue organic6 growth of 10% to 14%.
•Gross profit of $136 million to $141 million representing gross profit organic6 growth of 10% to 14%.
•Adjusted EBITDA1 of $15 million to $20 million.
Fiscal 2027
•Revenue of $1,225 million to $1,265 million representing revenue organic6 growth of 12% to 15%.
•Gross profit of $565 million to $585 million representing gross profit organic6 growth of 12% to 16%.
•Adjusted EBITDA1 of $75 million to $95 million.

Renewal of Normal Course Issuer Bid
Lightspeed has authorized, and the Toronto Stock Exchange (the "TSX") has approved, the renewal of its normal course issuer bid (the "NCIB") to purchase for cancellation up to 8,478,469 subordinate voting shares of Lightspeed over the twelve-month period commencing on May 25, 2026 and ending no later than May 24, 2027, representing approximately 10% of the "public float" (as defined in the TSX Company Manual) of the subordinate voting shares issued as at May 11, 2026. As at May 11, 2026, there were 139,883,436 subordinate voting shares issued, of which 84,784,696 subordinate voting shares are part of the public float. The NCIB will be conducted through the facilities of the TSX and the New York Stock Exchange (the "NYSE") or alternative trading systems in Canada and the United States, if eligible, and will conform to their regulations. Repurchases of subordinate voting shares may also be made pursuant to available issuer bid exemptions approved by the applicable Canadian securities commissions. Subordinate voting shares will be acquired under the NCIB at the prevailing market price at the time of acquisition, except that any purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order. Any subordinate voting share purchased under the NCIB will be canceled.
Under the NCIB, other than purchases made under block purchase exemptions, Lightspeed will be allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 172,996 subordinate voting shares representing 25% of the average daily trading volume of 691,987 subordinate voting shares, as calculated per the TSX rules for the six-month period ended on April 30, 2026.
6 Revenue organic and gross profit organic represents, in a given period, the Company's revenue and gross profit, adjusted so that where a divestiture occurs partway through the subsequent period, the divested business's contributions are included in the given period only to the extent of the same days in respect of which they are included in the subsequent period. The Upserve revenue from April 28, 2025 to March 31, 2026 includes approximately $14 million of transaction-based revenue for Fiscal 2026 related to payments solutions associated with Customer Locations that will continue to be serviced by Lightspeed but following the divestiture of Upserve, will be recognized on a net basis rather than a gross basis. This reclassification reduces reported revenue and cost of revenue by the same amount, with no impact on gross profit. The Company is providing these figures in order to provide greater comparability year-over-year taking into account the divestiture of Upserve.

In connection with the NCIB, Lightspeed will also enter into an automatic share purchase plan ("ASPP") on the date hereof with the designated broker responsible for the NCIB, allowing for the purchase of subordinate voting shares under the NCIB at times when Lightspeed would ordinarily not be permitted to purchase its securities due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, before entering into a blackout period, Lightspeed may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with certain purchasing parameters. Such purchases will be made by the designated broker based on such purchasing parameters, without further instructions by Lightspeed, in compliance with the rules of the TSX, applicable securities laws and the terms of the ASPP.
Lightspeed believes that the purchase of its subordinate voting shares under the NCIB is an appropriate investment by it since, in its view, market prices from time to time may not reflect the underlying value of Lightspeed's business. Furthermore, the purchases are expected to benefit all persons who continue to hold Lightspeed subordinate voting shares by increasing their equity interest in Lightspeed when such repurchased subordinate voting shares are canceled.
Actions in connection with the NCIB will be subject to various factors, including Lightspeed's capital and liquidity positions, accounting and regulatory considerations, Lightspeed's financial and operational performance, alternative uses of capital, the trading price of Lightspeed's subordinate voting shares and general market conditions. The NCIB does not obligate Lightspeed to acquire a specific dollar amount or number of shares and may be modified or discontinued at any time.
Under the Company's previous NCIB for the 12-month period that commenced on April 5, 2025 and ended on April 4, 2026, the Company was authorized to repurchase up to 9,013,953 subordinate voting shares, or 10% of the "public float" (as defined in the TSX Company Manual) of the subordinate voting shares issued and outstanding as at March 21, 2025. The Company repurchased the full authorized amount of 9,013,953 subordinate voting shares at a weighted average purchase price per subordinate voting share of CAD$12.86 through the facilities of the TSX and the NYSE and alternative trading systems in Canada and the United States.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 a.m. ET on Thursday, May 21, 2026. To access the telephonic version of the conference call, visit https://registrations.events/direct/Q4I743161459. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live in the Events section of the Company's Investor Relations website, https://investors.lightspeedhq.com/English/events-and-presentations/upcoming-events/.
Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on May 21, 2026 until 11:59 p.m. Eastern Time on May 28, 2026, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's audited annual consolidated financial statements, management's discussion and analysis for the three months and fiscal year ended March 31, 2026 and annual information form are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.

Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the quarter ending June 30, 2026 and full year ending March 31, 2027, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, tariffs, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic or other health crises; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count growing in line with our planned levels (particularly in higher GTV cohorts and among retail customers in North America and hospitality customers in Europe); quarterly subscription revenue growth in line with our expectations; revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at our planned levels; continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform; our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures; our pricing and packaging initiatives and resulting impacts on our year-over-year growth rates; continued uptake of our merchant cash advance solutions in line with our expectations; our ability to manage default risks of our merchant cash advances in line with our expectations; seasonal trends being in line with our expectations and the resulting impact on our GTV, GPV and subscription, transaction-based, and hardware and other revenues; continued success in module adoption expansion throughout our customer base; our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures) and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans, including outbound and field sales personnel in our key markets; our ability to execute our succession planning; our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to manage customer churn; and our ability to manage customer discount requests. Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, tariffs, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations and the use of hedging; any pandemic or global health crisis; the Russian invasion of Ukraine and reactions thereto; continuing military conflict in the Middle East and reactions thereto; the impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions); certain natural disasters; our inability to attract and retain customers, including among high GTV customers and among retail customers in North America and hospitality customers in Europe; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; our ability to successfully execute our pricing and packaging initiatives; risks relating to our merchant cash advance program; our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to maintain sufficient levels of hardware inventory; global disruptions in shipping and energy costs; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform;

our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to effectively incorporate artificial intelligence solutions into our business and operations; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance; any external stakeholder activism; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies; our ability to execute on our business and operational strategy; maintaining our customer service levels and reputation; and our ability to effectively control and manage our working capital. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Long-Term Financial Outlook
Our long-term financial outlook constitutes financial outlook and forward-looking information within the meaning of applicable securities laws. The purpose of communicating long-term targets is to provide a description of management’s expectations regarding our intended operating model, financial performance and growth prospects at a further stage of business maturity. Such information may not be appropriate for other purposes.
A number of assumptions were made by the Company in preparing our long-term targets, including:
•Our expectations regarding our growth strategy for retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals.
•Economic conditions in our core geographies and verticals, including inflation, consumer confidence, disposable income, consumer spending, foreign exchange rates, employment and other macroeconomic conditions, remaining at close to current levels.
•Jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic.
•Customer adoption of our payments solutions in line with expectations, with new customers having an average GTV at or above planned levels.
•Our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures.
•Continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform.
•Revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions).
•Our ability to manage default risks of our merchant cash advances in line with our expectations.
•Long-term growth in ARPU, including growth in subscription ARPU, in line with expectations, driven by Customer Location expansion in our growth engines, customer adoption of additional solutions and modules and the introduction of new solutions, modules and functionalities.
•Our ability to achieve higher close rates and better unit economics with customers in our growth engines.
•Our reallocation of investment over time towards our growth engines - retail customers in North America and hospitality customers in Europe.
•Our ability to price solutions and modules in line with our expectations.
•Our ability to recognize synergies and reinvest those synergies in core areas of the business as we prioritize our flagship Lightspeed Retail and Lightspeed Restaurant offerings.

•Our ability to scale our outbound and field sales motions in our growth engines.
•Our ability to attract and retain customers and grow subscription ARPU in our addressable markets.
•The size of our addressable markets for our growth engines - retail customers in North America and hospitality customers in Europe - being in line with our expectations.
•Customer Location growth of ~10-15% (three-year Compound Annual Growth Rate ("CAGR") between Fiscal 2025 and Fiscal 2028) in our two growth engines - retail customers in North America and hospitality customers in Europe.
•Our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures) and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Market acceptance and adoption of our flagship offerings.
•Our ability to increase our operating efficiencies by consolidating infrastructure and hosting contracts with certain providers and consolidating certain service centers into lower cost geographies.
•Our ability to attract, develop and retain key personnel and our ability to execute our succession planning.
•Our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives.
•The ability to effectively develop and expand our labour force, including our sales, marketing, support and product and technology operations, in each case both domestically and internationally, but particularly in our growth engines.
•Our ability to manage customer churn.
•Our ability to manage requests for subscription pauses, customer discounts and payment deferral requests.
•Assumptions as to foreign exchange rates and interest rates, including inflation.
•Share-based compensation declining as a percentage of revenue over time.
•Gross margin being within a range of ~43-46% over time.
•Adjusted EBITDA1 growing to ~20% of gross profit1 by Fiscal 2028.
•Seasonal trends of our key verticals being in line with our expectations and the resulting impact on our GTV, GPV and transaction-based revenues.
Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Many factors may cause actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such targets, including risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operation and under “Risk Factors” in our most recent Annual Information Form. In particular, our long-term targets are subject to risks and uncertainties related to:
•Our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals.
•The Russian invasion of Ukraine and reactions thereto.
•Continuing military conflict in the Middle East and reactions thereto.
•The impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions).
•Supply chain risk and the impact of shortages in the supply chain on our merchants.
•Macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends.
•Instability in the banking sector.
•Any pandemic or global health crisis or certain natural disasters.
•Our ability to manage the impact of foreign currency fluctuations on our revenues and results of operations, including the use of hedging.
•Our ability to implement our growth strategy and the impact of competition.
•Our inability to attract and retain customers, including among high GTV customers or customers in our growth engines.
•Our inability to increase customer sales.

•Our ability to successfully execute our pricing and packaging initiatives.
•The substantial investments and expenditures required in the foreseeable future to expand our business.
•Our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms.
•Our ability to increase scale and operating leverage.
•Our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform.
•Risks relating to our merchant cash advance program.
•Our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations.
•Our ability to further monetize our Lightspeed Wholesale offering.
•Our reliance on a small number of cloud service providers and suppliers for parts of the technology in our payments solutions.
•Our ability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.
•Our ability to prevent and manage information security breaches or other cyber-security threats.
•Our ability to compete and satisfactorily price our solutions in a highly fragmented and competitive market.
•Strategic relations with third parties, including our reliance on integration of third-party payment processing solutions.
•Our ability to maintain sufficient levels of hardware inventory including any impacts resulting from tariffs, sanctions, trade wars or supply chain disruptions.
•Global disruptions in shipping and energy costs.
•Our ability to manage and maintain integrations between our platform and certain third-party platforms.
•Compatibility of our solutions with third-party applications and systems.
•Changes to technologies on which our platform is reliant.
•Our ability to effectively incorporate artificial intelligence solutions into our business and operations.
•Our ability to obtain, maintain and protect our intellectual property.
•Risks relating to our international operations, sales and use of our platform in various countries.
•Seasonality in our business and in the business of our customers.
•Pending and threatened litigation and regulatory compliance.
•Any external stakeholder activism.
•Changes in tax laws and their application.
•Our ability to expand our sales capability and maintain our customer service levels and reputation.
•Our ability to execute on our reorganizations and cost reduction initiatives.
•Our ability to successfully make future investments in our business through capital expenditures.
•Our ability to successfully execute our capital allocation strategies, including our share repurchase initiatives.
•Gross profit and operating expenses being measures determined in accordance with IFRS Accounting Standards, and the fact that such measures may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance or which hinder period-to-period comparisons.
•Any potential acquisitions, divestitures or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve our long-term targets on our intended timeline or at all.
See also the section entitled “Forward-Looking Statements” in this press release.

About Lightspeed
Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.
With fast, flexible omnichannel technology, Lightspeed brings together point of sale, eCommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X

Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income", "Adjusted Free Cash Flow", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", "Non-IFRS sales and marketing expenses", and "Total Revenue at Constant Currency" and certain non-IFRS ratios such as "Adjusted EBITDA as a percentage of gross profit", "Adjusted Income per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", "Non-IFRS sales and marketing expenses as a percentage of revenue", and "Total Revenue Growth Rate at Constant Currency". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted EBITDA as a percentage of gross profit" is calculated by dividing our Adjusted EBITDA by our gross profit. We use this ratio as we believe that it provides a useful supplemental indicator of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.

"Adjusted Income" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.
"Adjusted Income per Share - Basic and Diluted" is defined as Adjusted Income divided by the weighted average number of Common Shares outstanding - basic and diluted. We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis.
"Adjusted Free Cash Flow" is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.

"Total Revenue at Constant Currency" is defined as total revenue adjusted for the impact of foreign currency exchange fluctuations. We believe this measure provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Total Revenue Growth at Constant Currency" is defined as the year-over-year change in Total Revenue at Constant Currency divided by reported total revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
See the financial tables below for a reconciliation of the non-IFRS measures and ratios to the most directly comparable IFRS measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. Subscription revenue and transaction-based revenue attributable to standalone eCommerce sites is excluded from ARPU. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume.

Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook (including revenue, gross profit and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend and capital allocation policy (including share repurchase initiatives), plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates, the international trade environment and related restrictions or disputes, and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and continuing military conflict in the Middle East; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives, our gross margins and future profitability, acquisition, investment or divestiture outcomes and synergies, our expectations to derive the benefits from past and future divestitures, including the divestiture of the Upserve U.S. hospitality product line, and to receive the post-closing and potential earn out payments from such sale, the impact of any further goodwill impairments, the impact of pending and threatened litigation, the impact of any external stakeholder activism, the impact of foreign currency fluctuations and the use of hedging on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Asha Hotchandani Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts)

	Three months ended March 31,		Fiscal year ended March 31,
	2026	2025	2026	2025
Revenues	$	$	$	$
Subscription	93,344	87,858	370,700	344,772
Transaction-based	185,319	157,809	815,091	697,273
Hardware and other	12,132	7,752	41,255	34,781

Total revenues	290,795	253,419	1,227,046	1,076,826

Direct cost of revenues
Subscription	12,535	16,852	63,501	70,753
Transaction-based	128,381	112,743	569,797	505,631
Hardware and other	20,770	11,984	66,826	50,237

Total direct cost of revenues	161,686	141,579	700,124	626,621

Gross profit	129,109	111,840	526,922	450,205

Operating expenses
General and administrative	23,133	22,577	116,521	115,139
Research and development	28,022	30,196	126,330	120,335
Sales and marketing	74,209	58,081	280,895	234,844
Depreciation of property and equipment	1,726	1,622	6,850	7,339
Depreciation of right-of-use assets	1,302	1,239	5,088	5,220
Foreign exchange loss (gain)	411	(668)	(1,546)	594
Acquisition-related compensation	156	157	627	366
Amortization of intangible assets	34,681	20,820	138,824	88,432
Restructuring	1,419	1,430	5,632	17,503
Goodwill impairment	—	556,440	—	556,440

Total operating expenses	165,059	691,894	679,221	1,146,212

Operating loss	(35,950)	(580,054)	(152,299)	(696,007)

Net interest income	4,387	8,401	8,248	36,498

Loss before income taxes	(31,563)	(571,653)	(144,051)	(659,509)

Income tax expense (recovery)
Current	4,580	4,136	8,504	7,496
Deferred	(7,576)	154	(8,143)	191

Total income tax expense (recovery)	(2,996)	4,290	361	7,687

Net loss	(28,567)	(575,943)	(144,412)	(667,196)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(1,131)	2,930	7,083	(732)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax	(750)	1,082	2,258	(2,685)

Total other comprehensive income (loss)	(1,881)	4,012	9,341	(3,417)

Total comprehensive loss	(30,448)	(571,931)	(135,071)	(670,613)

Net loss per share – basic and diluted	(0.20)	(3.79)	(1.04)	(4.34)

Weighted average number of Common Shares outstanding – basic and diluted	139,516,560	152,106,608	139,167,885	153,676,514

Condensed Consolidated Balance Sheets (expressed in thousands of US dollars)

	As at
	March 31, 2026	March 31, 2025
Assets	$	$

Current assets
Cash and cash equivalents	453,906	558,469
Trade and other receivables	47,601	53,077
Merchant cash advances	118,442	106,169
Inventories	15,886	14,612
Other current assets	70,580	65,696

Total current assets	706,415	798,023

Lease right-of-use assets, net	16,719	12,714
Property and equipment, net	17,003	17,102
Intangible assets, net	73,580	159,542
Goodwill	805,051	797,962
Other long-term assets	38,210	40,562
Deferred tax assets	8,244	298

Total assets	1,665,222	1,826,203

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	80,592	73,075
Lease liabilities	5,255	5,654
Income taxes payable	787	1,540
Deferred revenue	78,475	68,714

Total current liabilities	165,109	148,983

Deferred revenue	661	1,088
Lease liabilities	14,910	11,319
Other long-term liabilities	1,390	562
Deferred tax liabilities	—	284

Total liabilities	182,070	162,236

Shareholders’ equity
Share capital	3,919,425	4,157,395
Additional paid-in capital	208,201	200,634
Accumulated other comprehensive income (loss)	1,879	(7,462)
Accumulated deficit	(2,646,353)	(2,686,600)

Total shareholders’ equity	1,483,152	1,663,967

Total liabilities and shareholders’ equity	1,665,222	1,826,203

Condensed Consolidated Statements of Cash Flows (expressed in thousands of US dollars)

	Fiscal year ended March 31,
	2026	2025
Cash flows from (used in) operating activities	$	$
Net loss	(144,412)	(667,196)
Items not affecting cash and cash equivalents
Amortization of intangible assets	138,824	88,432
Depreciation of property and equipment and lease right-of-use assets	11,938	12,559
Deferred income tax expense (recovery)	(8,143)	191
Share-based compensation expense	57,015	55,605
Unrealized foreign exchange gain	(967)	(290)
Goodwill impairment	—	556,440
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	4,837	8,913
Merchant cash advances	(12,273)	(31,933)
Inventories	(1,274)	1,880
Other assets	(1,796)	(20,903)
Accounts payable and accrued liabilities	10,551	(892)
Income taxes payable	(753)	(169)
Deferred revenue	9,334	1,503
Other long-term liabilities	828	(404)
Net interest income	(8,248)	(36,498)

Total operating activities	55,461	(32,762)

Cash flows from (used in) investing activities
Additions to property and equipment	(6,560)	(3,781)
Additions to intangible assets	(52,830)	(19,342)
Acquisition of business, net of cash acquired	(165)	(7,513)
Interest income	21,991	38,678

Total investing activities	(37,564)	8,042

Cash flows from (used in) financing activities
Proceeds from exercise of stock options, net of tax withholding for net share settlement	1,129	2,231
Shares repurchased and cancelled	(86,238)	(132,317)
Shares repurchased for settlement of non-treasury RSUs	(30,208)	—
Payment of lease liabilities	(8,343)	(8,410)
Financing costs	(88)	(180)

Total financing activities	(123,748)	(138,676)

Effect of foreign exchange rate changes on cash and cash equivalents	1,288	(237)

Net decrease in cash and cash equivalents during the year	(104,563)	(163,633)

Cash and cash equivalents – Beginning of year	558,469	722,102

Cash and cash equivalents – End of year	453,906	558,469

Income taxes paid	5,038	4,654

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA and Adjusted EBITDA as a percentage of gross profit (expressed in thousands of US dollars, except percentages)

	Three months ended March 31,		Fiscal year ended March 31,

	2026	2025	2026	2025
	$	$	$	$

Net loss	(28,567)	(575,943)	(144,412)	(667,196)
Net loss as a percentage of gross profit	(22.1)%	(515.0)%	(27.4)%	(148.2)%
Share-based compensation and related payroll taxes(1)	10,997	11,812	58,897	56,578
Depreciation and amortization(2)	37,709	23,681	150,762	100,991
Foreign exchange loss (gain)(3)	411	(668)	(1,546)	594
Net interest income(2)	(4,387)	(8,401)	(8,248)	(36,498)
Acquisition-related compensation(4)	156	157	627	366
Transaction-related costs(5)	392	38	2,639	5,167
Restructuring(6)	1,419	1,430	5,632	17,503
Goodwill impairment(7)	—	556,440	—	556,440
Litigation provisions(8)	—	98	7,815	12,055
Income tax expense (recovery)	(2,996)	4,290	361	7,687

Adjusted EBITDA	15,134	12,934	72,527	53,687
Adjusted EBITDA as a percentage of gross profit	11.7%	11.6%	13.8%	11.9%

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2026, share-based compensation expense was $11,358 and $57,015, respectively (March 2025 - expense of $12,622 and $55,605), and related payroll taxes were a recovery of $361 and an expense of $1,882, respectively (March 2025 - recovery of $810 and an expense of $973). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 7 of the audited annual consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2026, net loss includes depreciation of $1,302 related to right-of-use assets, interest expense of $319 on lease liabilities, and excludes an amount of $1,785 relating to rent expense ($1,239, $280, and $2,128, respectively, for the three months ended March 31, 2025). For Fiscal 2026, net loss includes depreciation of $5,088 related to right-of-use assets, interest expense of $1,166 on lease liabilities, and excludes an amount of $7,481 relating to rent expense ($5,220, $1,306 and $8,509, respectively, for Fiscal 2025).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 23 of the audited annual consolidated financial statements for additional details).
(7)This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 15 of the audited annual consolidated financial statements for additional details).
(8)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 23 of the audited annual consolidated financial statements for additional details).

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Income and Adjusted Income per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts)

	Three months ended March 31,		Fiscal year ended March 31,

	2026	2025	2026	2025
	$	$	$	$

Net loss	(28,567)	(575,943)	(144,412)	(667,196)
Share-based compensation and related payroll taxes(1)	10,997	11,812	58,897	56,578
Amortization of intangible assets	34,681	20,820	138,824	88,432
Acquisition-related compensation(2)	156	157	627	366
Transaction-related costs(3)	392	38	2,639	5,167
Restructuring(4)	1,419	1,430	5,632	17,503
Goodwill impairment(5)	—	556,440	—	556,440
Litigation provisions(6)	—	98	7,815	12,055
Deferred income tax expense (recovery)	(7,576)	154	(8,143)	191

Adjusted Income	11,502	15,006	61,879	69,536

Weighted average number of Common Shares outstanding – basic and diluted(7)	139,516,560	152,106,608	139,167,885	153,676,514

Net loss per share – basic and diluted	(0.20)	(3.79)	(1.04)	(4.34)
Adjusted Income per Share – Basic and Diluted	0.08	0.10	0.44	0.45
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2026, share-based compensation expense was $11,358 and $57,015, respectively (March 2025 - expense of $12,622 and $55,605), and related payroll taxes were a recovery of $361 and an expense of $1,882, respectively (March 2025 - recovery of $810 and an expense of $973). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 7 of the audited annual consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(4)We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 23 of the audited annual consolidated financial statements for additional details).
(5)This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 15 of the audited annual consolidated financial statements for additional details).
(6)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 23 of the audited annual consolidated financial statements for additional details).
(7)For the three months and fiscal year ended March 31, 2026, because the impact of including potentially-dilutive shares in the weighted average number of Common Shares outstanding - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the weighted average number of Common Shares outstanding - basic and diluted was not adjusted to include the potentially-dilutive shares.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Free Cash Flow (expressed in thousands of US dollars)

	Three months ended March 31,		Fiscal year ended March 31,

	2026	2025	2026	2025
	$	$	$	$

Cash flows from (used in) operating activities	(11,377)	(9,938)	55,461	(32,762)
Capitalized internal development costs(1)	(15,120)	(6,058)	(52,830)	(19,342)
Additions to property and equipment(2)	(1,334)	(941)	(6,560)	(3,781)
Merchant cash advances, net(3)	14,812	7,639	22,132	44,719

Adjusted Free Cash Flow	(13,019)	(9,298)	18,203	(11,166)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages)

	Three months ended March 31,		Fiscal year ended March 31,
	2026	2025	2026	2025
	$	$	$	$
Gross profit	129,109	111,840	526,922	450,205
% of revenue	44.4%	44.1%	42.9%	41.8%
add: Share-based compensation and related payroll taxes(3)	426	670	1,973	3,323

Non-IFRS gross profit(1)	129,535	112,510	528,895	453,528
Non-IFRS gross profit as a percentage of revenue(2)	44.5%	44.4%	43.1%	42.1%

General and administrative expenses	23,133	22,577	116,521	115,139
% of revenue	8.0%	8.9%	9.5%	10.7%
less: Share-based compensation and related payroll taxes(3)	3,529	3,641	18,466	18,054
less: Transaction-related costs(4)	392	38	2,639	5,167
less: Litigation provisions(5)	—	98	7,815	12,055

Non-IFRS general and administrative expenses(1)	19,212	18,800	87,601	79,863
Non-IFRS general and administrative expenses as a percentage of revenue(2)	6.6%	7.4%	7.1%	7.4%

Research and development expenses	28,022	30,196	126,330	120,335
% of revenue	9.6%	11.9%	10.3%	11.2%
less: Share-based compensation and related payroll taxes(3)	3,770	4,465	23,418	18,654

Non-IFRS research and development expenses(1)	24,252	25,731	102,912	101,681
Non-IFRS research and development expenses as a percentage of revenue(2)	8.3%	10.2%	8.4%	9.4%

Sales and marketing expenses	74,209	58,081	280,895	234,844
% of revenue	25.5%	22.9%	22.9%	21.8%
less: Share-based compensation and related payroll taxes(3)	3,272	3,036	15,040	16,547

Non-IFRS sales and marketing expenses(1)	70,937	55,045	265,855	218,297
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	24.4%	21.7%	21.7%	20.3%

(1)This is a Non-IFRS measure. See the section entitled “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See the section entitled “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2026, share-based compensation expense was $11,358 and $57,015, respectively (March 2025 - expense of $12,622 and $55,605), and related payroll taxes were a recovery of $361 and an expense of $1,882, respectively (March 2025 - recovery of $810 and an expense of $973). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 7 of the audited annual consolidated financial statements for additional details).
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 23 of the audited annual consolidated financial statements for additional details).

Reconciliation from IFRS to Non-IFRS Results (continued) Total Revenue at Constant Currency and Total Revenue Growth Rate at Constant Currency (expressed in thousands of US dollars, except percentages)

	Three months ended March 31,	Fiscal year ended March 31,

	$	$
2025 Total revenue as reported	253,419	1,076,826

2026 Total revenue as reported	290,795	1,227,046
Foreign currency exchange impact on total revenue(1)	(9,596)	(17,919)

Total Revenue at Constant Currency(2)	281,199	1,209,127

Total revenue growth rate	14.7%	14.0%
Total Revenue Growth Rate at Constant Currency(3)	11.0%	12.3%

(1)Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period.
(2)This is a Non-IFRS measure. See the section entitled “Non-IFRS Measures and Ratios”.
(3)This is a Non-IFRS ratio. See the section entitled “Non-IFRS Measures and Ratios”.